AL FRANK FUNDS
MULTIPLE CLASS PLAN

This Multiple Class Plan (“Plan”) is adopted by the Al Frank Fund and Al Frank Dividend Value Fund (the “Funds”), each a series of Advisors Series Trust (the “Trust”), a Delaware statutory trust, with respect to the classes of shares (individually a “Class” and together “Classes”) of the series of the Trust set forth in the exhibits hereto.

1.	Purpose

This Plan is adopted pursuant to Rule 18f-3 under the Investment Trust Act of 1940, as amended, so as to allow the Trust to issue more than one Class of shares of the Fund in reliance on Rule 18f-3 and to make payments as contemplated herein.

2.	Separate Arrangements/Class Differences

a)	Designation of Classes: The Fund set forth in Exhibit A offer two or more Classes of shares.

b)	Sales Load and Expenses: Advisor Class Shares are not subject to a Rule 12b-1 fee. The Investor Class Shares is the only share class subject to this fee.

c)
Distribution of Shares: Quantity discounts, accumulated purchases, concurrent purchases, purchases in conjunction with a letter of intent, reinstatement privileges, and systematic withdrawal features are as described in the applicable Prospectus. Investor Class Shares are sold primarily to retail investors. Advisor Class Shares are sold primarily to institutional investors.

d)
Minimum Investment Amounts: The minimum initial investment in the Investor Class Shares is $1,000 for regular accounts and $1,000 for retirement and other tax-deferred accounts. The minimum initial investment in the Advisor Class Shares is $100,000 for regular accounts.

e)
Voting Rights: Shareholders are entitled to one vote for each share held on the record date for any action requiring a vote by the shareholders and a proportionate fractional vote for each fractional vote held. Shareholders of the Trust will vote in the aggregate and not by Fund or Class except (i) as otherwise expressly required by law or when the Trustees determine that the matter to be voted upon affects only the interests of the shareholders of a particular Fund or Class, and (ii) only holders of Retail Class Shares will be entitled to vote on matters submitted to shareholder vote with respect to the Rule 12b-1 Plan applicable.

3.	Expense allocations

The expenses incurred pursuant to the Rule 12b-1 Plan will be borne solely by Investor Class shareholders, and constitute an expense allocated to that Class and not any others.

4.	Exchange Features

Shareholders may exchange shares for those of similar Share classes.

5.	Effectiveness

This Plan shall become effective with respect to each Class (a) to the extent required by Rule 18f-3, after approval by a majority vote of: (i) the Trust’s Board of Trustees; (ii) the members of the Board of the Trust who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Trust’s Plan, and (b) upon execution of an exhibit adopting this Plan with respect to such Class.

This Multiple Class Plan is adopted by Advisors Series Trust with respect to the Classes of the Fund, a series of Advisors Series Trust as set forth on Exhibit A attached hereto.

WITNESS the due execution hereof this 22 day of March, 2006.

ADVISORS SERIES TRUST

By:	/s/Eric M. Banhazl

Title:	President

Date:	March 22, 2006